Simpson Thacher & Bartlett llp

2475 hanover street palo alto, ca 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002

Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

October 16, 2023

Robert Littlepage

Inessa Kessman

Matthew Derby

Edwin Kim
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Waystar Holding Corp. - Registration Statement on Form S-1 (CIK No. 0001990354)

Ladies and Gentlemen:

On behalf of Waystar Holding Corp. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of its common stock, which amends Amendment No. 1 to the draft registration statement on Form S-1 confidentially submitted to the Commission on September 25, 2023 (the “Draft Registration Statement”). The Company has revised the Draft Registration Statement in response to the Staff’s comments in its letter, dated October 13, 2023, relating to the Draft Registration Statement (the “comment letter”), to reflect that it is filed rather than confidentially submitted, and to otherwise update its disclosure. Upon request, we can provide the Staff with a marked version of the Registration Statement showing changes from the Draft Registration Statement.

In addition, we are providing the following responses to the comment letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement.

Our Market Opportunity, page 4

1.	We note your response to prior comment 4 regarding your reference to a third-party commissioned report providing support for your TAM, growth rate projections and market share. Please identify the author and/or creator of this report, the title of the report, and the date the report was issued. Further, please provide an appropriate consent pursuant to Rule 436. Clarify if this report is the same one referenced on page 6 for your client satisfaction statistics. If not, please provide similar disclosures for this report as well.

The Company acknowledges the Staff’s comment and advises the Staff that the third-party report, titled “Waystar Strategy”, was initially commissioned by the Company in 2019 and prepared by a very large and internationally recognized management consulting firm. Since the initial report in 2019, the Company has commissioned periodic updates to the report from time to time, most recently in February 2023. The Company notes that the terms of use of the third-party report do not permit the Company to name the author in any publication, including any filings made with the Commission. The third-party report was commissioned by the Company in the ordinary course of business and was not prepared in contemplation of an offering or for purposes of the Registration Statement. The Company respectfully submits that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. Therefore, the Company believes that the author of the third-party report is not required to be named as an “expert” in the Registration Statement.

The Company respectfully notes that it has included a description of the methodology and underlying assumptions for calculating its TAM, growth rate projections and market share on pages 4, 5, 81, and 82 of the Registration Statement. The Company believes such methodology and assumptions to be reasonable, which are consistent with the methodology and assumptions used in the third-party report.

In addition, the Company notes that the third-party report with respect to its industry and market data is different from the third-party survey referenced on pages 6 and 84 relating to the Company’s client satisfaction statistics. The Company respectfully submits that the third-party consultant which administered and conducted the client satisfaction survey is not among the class of persons subject to Section 7 and Rule 436 as “experts”. The Company has referred to the third-party survey solely to indicate that such survey was not conducted in-house, and such references were not intended to infer that any information was “expertized” by any third party. The Company has not expressly identified such third party as an expert and believes that the company administering the survey should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

Management’s discussion and analysis of financial condition and results of operations
Key performance metrics and non-GAAP financial measures, page 66

2.	We note your response to comment 10. However your current disclosure states, "The number of clients from whom we generate over $100,000 of revenue has grown from 733 in the twelve months ended March 31, 2021 to 1,023 in the twelve months ended June 30, 2023." Please include a table in Key Performance Metrics that shows the number of clients from whom you generate over $100,000 in revenue for each period presented. Showing this statistical measure for each period presented will allow readers to analyze your growth rates for each period.

The Company has revised its disclosure on pages 68 and 69 in response to the Staff’s comment.

Critical accounting policies and use of estimates
Goodwill and long-lived assets, page 74

3.	We note your response to comment 12 and the new disclosure added to page 73. You state that prior assessments have indicated the fair value exceeds the carrying value for the reporting units with reasonable headroom. Please disclose when the prior assessments were performed. Disclose any other indicators considered that supported your qualitative assertion. Also, tell us your reason for performing a quantitative assessment every fourth year and how that aligns with accounting guidance.

The Company has revised its disclosure on page 76 in response to the Staff’s comment.

ASC Topic 350-20-35A states that an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. In addition, ASC Topic 350-20-35A states that an entity has an unconditional option to bypass the qualitative assessment described in the preceding paragraph for any reporting unit in any period and proceed directly to performing the first step of the goodwill impairment test. Our policy is to perform a qualitative assessment to evaluate whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, including goodwill. At least every four years, unless circumstances warrant a more frequent evaluation, we elect the option under ASC Topic 350-20-35A to perform a quantitative assessment in order to better understand the quantitative difference between our reporting unit’s fair value and its carrying amount.

Notes to consolidated financial statements
2. Summary of significant accounting policies
Revenue Recognition, page F-9

4.	On page 62 you disclose that the overall increase in revenue was the result of a $25.0 million increase from provider solutions and a $17.3 million increase from patient payments. In this regard, please expand your revenue recognition disclosure to explain why patients payments are included in revenue. Disclose who is your customer. Refer to your basis in accounting literature.

The Company has revised its disclosure on pages 61, 63, 65, F-10, and F-38 in response to the Staff’s comment.

For further clarification, the Company advises the Staff that “patient payments” refers to products that assist healthcare providers in collecting payments from patients, and does not refer to payments remitted from patients to healthcare providers, which are not recorded in the Company’s revenue. The Company does not contract with patients nor does the Company control the services provided to the patients by healthcare providers. Patient payments solutions are provided to the Company’s customers in the form of subscription or volume-based services as described on page F-10.

General

5.	We note that you provide your revenue for the fiscal year ended December 31, 2022 in your graphics page in the forepart of your prospectus. Please include your net losses for the same period with equal prominence. Further, please clarify the period or dates yours number of Clients and Annual Healthcare Payment Transaction statistics were measured.

The Company has revised its disclosure on its graphics page in response to the Staff’s comment.

6.	Your graphics page refers to you having "Industry Leading Technology at Scale." Please clarify the basis for this statement either on your graphics page or in your prospectus summary.

The Company has revised its disclosure on pages 5 and 83 in response to the Staff’s comment.

* * * * * * *

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 with any questions you may have regarding our responses to the comment letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

/s/ Hui Lin
Hui Lin

cc:	Matthew J. Hawkins, Chief Executive Officer

Matthew R. A. Heiman, Chief Legal & Administrative Officer

Waystar Holding Corp.

Jason M. Licht

Christopher J. Clark

Latham & Watkins LLP